

Mail Stop 3628

May 13, 2010

<u>Via Facsimile 415-773-5759 U.S. Mail</u>

Brett E. Cooper, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105

Re: **Orbitz Worldwide, Inc.**
        Schedule TO-I
        Filed May 3, 2010
        Schedule TO-I/A
        Filed May 10, 2010
        File No. 5-83537

Dear Mr. Cooper:

        We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Exchange filed as Exhibit 99.(a)(1)(A)to the Schedule TO-I.

<u>Offer to Exchange</u>
<u>Important Notice, page iii</u>

1.   You state that the Offer "is not being made to and we will not accept any election to exchange eligible options from or on behalf of option holders in any jurisdiction in which our making the exchange offer or accepting any tendered eligible options is illegal." The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in

jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions may not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Summary Term Sheet, page 1
If I participate, when will I receive my new stock option award agreement? Page 3

2.   We note that tendering option holders must formally accept through their online accounts the grant of new options within six weeks of the grant, in order to avoid forfeiture of the new options.   Given the risk of forfeiture, more prominently disclose this requirement in an amended filing and in any additional offer materials you disseminate in connection with this offer.   In your response letter, tell us why the risk of forfeiture exists. In particular, analyze why, if an employee receives new options but does not activate them within the required six week time period, the tender offer rules would permit such employee to forfeit the offer consideration.

The Offer
Conditions of the Exchange Offer, page 16

3.   Some of your conditions lack sufficient specificity to permit objective verification by option holders that the conditions have been satisfied or "triggered". To provide greater clarity, revise the third sub-paragraph under "there has occurred" on page 17, to state specifically what kinds of events affecting the credit markets would cause you to terminate the transaction. That is, are you referring to only those events that would negatively affect the credit markets? If so, please specify.

Forward Looking Statements, page 27

4.   The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the Reform Act in future offer materials, including press releases or other communications. If you refer to the safe harbor protections of the Reform Act in tender offer materials such as the Offer to Exchange (even if you are referencing reports referred to in those materials, as you do here), you must clarify that its protections do not apply in the context of a tender offer.   In addition, Rule 13e-4(e)(3) requires you to promptly disseminate material changes to the information you have given to security holders. With this in mind, revise the final sentence of this paragraph.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions